Filed by Bancolombia S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-32535

The following are copies of materials posted to the website of Bancolombia S.A. on October 30, 2024.

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Taking the path to an evolution that shows our growth

Getting close to celebrating 150 years, we propose the creation of a parent company to be called Grupo Cibest. See more



We evolve to build the strength of change

Grupo Cibest will be the parent company of Bancolombia and all its financial and non-financial businesses, which today are part of Grupo Bancolombia. Our current shareholders will become Grupo Cibest shareholders.

See more about Grupo Cibest

Grupo Cibest

Related Documents

All of the changes are subject to approval from regulatory entities and from our shareholders, whom we will call to a meeting at a later date. As we move through the different stages of the project, we will publish in this section all the relevant documents for investors.

- Relevant Information
- Bancolombia's Transfer Agreement
- Banca de Inversión's Transfer Agreement
- Merger Commitment

Bancolombia cordially invites you to the Corporate Evolution Conference Call

Date: Wednesday, October 30, 2024. – Time: 2:00 pm COL – 3:00 p.m. ET
Access the Audio Webcast or use the dial-in numbers:
U.S. Participants: 1-877-407-4018 – International: 1-201-689-8471 –
Colombia Toll Free: 01 800 518 3660

Access →



Frequently asked questions

- How does this change affect me as a customer? Will the products have new conditions?
- What is the change in Grupo Bancolombia/Bancolombia?
- What is a holding company or a parent company?
- Why this evolution? What is the reason to create another company?
- Which are the financial and non-financial businesses?
- ¿What would be the impact to shareholders?
- This means Grupo Bancolombia will no longer exist?
- ¿Where would my money and data be stored as a client?
- ¿The channels would be the same that I have always used?
- ¿What would be the risks for me as a client?
- ¿What is the rationale to propose this corporate structure evolution to Grupo Bancolombia?

How does this change affect me as a customer? Will the products have new conditions?

Don´t worry! There will be no changes for our customers. Everything will remain the same. Having a new holding company called Grupo Cibest as a parent company will not impact our relationship with clients nor the conditions of our products and services in any way.

1 What is the change in Grupo Bancolombia/Bancolombia? A Before getting into the details, relax! Nothing will change in our customer relationships. Your products will remain the same. We continue evolving! We have begun the process for the creation of a new parent company to be called Grupo Cibest, and it will be the sole shareholder of Bancolombia and all the financial and non-financial businesses that are part of our group today. For this to become a reality, we must have the approval of regulators and our shareholders. Our shareholders will become shareholders of Grupo Cibest. ~What is a holding company or a parent company? A A holding company is a corporation that owns shares in various other companies, receives returns from them, and distributes value to its shareholders. ~Why this evolution? What is the reason to create another A company? This is another step in our evolution. We are a few months away from celebrating 150 years of history and the 30th anniversary of being the first Colombian company to be listed on the NYSE. Creating Grupo Cibest will allow us to: • Provide Colombians with integral solutions and more opportunities · Separate our businesses according to their nature (financial and non-financial) in order to facilitate management and minimize risks. · Have a simpler structure, that eases the understanding of each of our businesses.

Which are the financial and non-financial businesses? A The financial businesses are Bancolombia, BancoAgrlcola, BAM, Banistmo, Grupo Bancolombia Capital (Fiduciaria, Valores, Banca de Inversion) and Nequi. The non-financial businesses include, among others, Wompi, Renting and Wenia. ~ l,What would be the impact to shareholders? A In the event the changes are approved, our shareholders will transit ion from holding shares in Bancolombia to holding shares in Grupo Cibest. They will have the same amount and type of shares, either common or preferred, as they currently hold, which represent exposure to the same underlying assets. These shares will also be listed on the same markets where they are currently listed. Additionally, the ADRs will maintain the 4:1 ratio with the preferred shares. ® This means Grupo Bancolombia will no longer exist? A No, the Group will continue to exist, this is an evolution that it’s aimed to simplify the organizational structure by making Bancolombia (the banking entity) and the companies that currently are its subsidiaries (for example, Nequi) to become subsidiaries of Grupo Cibest. Our shareholders will become Grupo Cibest shareholders. We will continue to support our clients with more opportunities and solutions.

(.Where would my money and data be stored as a client? A Bancolombia would remain as your bank, with the same conditions as of today. Your money and your data have always been and will continue to be secure. ~!J (.The channels would be the same that I have always used? A The channels will continue to be the same as always. @ (.What would be the risks for me as a client? A Don’t worry! This evolution does not bring any changes to the products that you have with Bancolombia, we will continue to support our clients the same way we do today with the stability and trust supported by almost 150 years of history. (.What is the rationale to propose this corporate structure ll5D A evolution to Grupo Bancolombia? The evolution of the corporate structure seeks to separate the roles of the banking entity of Bancolombia, on the one hand, and the parent company of Grupo Bancolombia, on the other, to optimize capital allocation, facilitate the structuring of financial and non-financial businesses, promote corporate development, and increase transparency in the value held by our shareholders.

Important Information

In connection with the proposed corporate structure changes, Bancolombia will file important documents with the United States Securities and Exchange Commission (the "SEC"), including a registration statement on Form F-4 and amendments thereto. Investors are urged to carefully read all such documents when they become available because they will contain important information. Investors may obtain copies of the documents, when available, free of charge on the SEC's website at www.sec.gov, as well as from Bancolombia S.A. on the Investor Relations section of its website https://www.grupobancolombia.com/investor-relations/investors.

Forward-Looking Statements

This communication contains statements which may constitute "forward-looking statements". These forward-looking statements are not based on historical facts, but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Words such as "anticipate," "believe," "estimate," "approximate," "expect," "may," "intend," "plan," "predict," "target," "forecast," "guideline," "should," "project" and similar words and expressions are intended to identify forward-looking statements. It is possible that our actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or revise any forward-looking statements after the date on which they are made in light of new information, future events and other factors.

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